SC 13D/A
<SEQUENCE>1
<FILENAME>food.txt



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D-Amendment

Under the Securities Exchange Act of 1934

(Amendment No. 3)

    	FOODARAMA CORPORATION
-------------------------------------------------------------
(Name of Issuer)

	COMMON STOCK
-------------------------------------------------------------
(Title of class of securities)

  	344820105
-------------------------------------------------------------
(CUSIP Number)

    	CARL WILLIAM DINGER III
    	7 LAKE TRAIL WEST
    	MORRISTOWN, NJ 07960
    	(973)-408-9377
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

	April 2, 2002
-------------------------------------------------------------
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the
following box:
/       /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).




CUSIP No. 344820105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF
ABOVE
PERSONS (ENTITIES ONLY):

		Carl W. Dinger III*		###-##-####
		Jeffrey E. Dinger*		###-##-####
		Carl W. Dinger Jr.		###-##-####
		Carousel World LP		22-3699584
		Ashley E. Dinger Trust		22-6710058
		Caleigh N. Dinger Trust		22-6710059
		Shelby C. Dinger Trust		22-6739944
		Dinger Marital Trust		22-6746067
		Charlotte Dinger Trust		22-6746064

(*individually and as trustee for three separates trust
  FBO Carl W. Dinger III's children)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)	/   X   /

(b)	/      /

3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

		PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
TO ITEMS 2(d) or 2(e)

	  	/          /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

		Carl W. Dinger III - USA
		Jeffrey E. Dinger   - USA
		Carl W. Dinger, Jr. - USA
		Carousel World LP - A New Jersey Limited
					  Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:





7. SOLE VOTING POWER

		78,466

8. SHARED VOTING POWER

         	     0

9. SOLE DISPOSITIVE POWER

		78,466



10. SHARED DISPOSITIVE POWER

           	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

		Carl W. Dinger III -   56,100 shares common
		Jeffrey E. Dinger -    10,900 shares common
		Carl W. Dinger, Jr. -   5,500 shares common
		Carousel World LP -  	1,500 shares common
		Ashley E. Dinger Trust -  407 shares common
		Shelby C. Dinger Trust -  759 shares common
		Dinger Marital Trust  -	1,800 shares common
		Caleigh N. Dinger Trust - 100 shares common
		Charlotte Dinger Trust -1,400 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

		/          /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    		7.3%

14. TYPE OF REPORTING PERSON

		IN, CO  (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.		SECURITY AND ISSUER

This statement relates to the Common Stock, $1.00 par value per share ("the shares"), of Foodarama Supermarkets Inc., (the "Issuer"). The principal offices of the issuer are at 922 Highway 33, Building 6, Suite 1, Freehold, NJ 07728.


ITEM 2.		IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Jeffrey E. Dinger and Carl W. Dinger, Jr. ("reporting persons") whom are all related. Carl W. Dinger Jr. is the father of Carl W. Dinger III and Jeffrey E. Dinger. Carousel World LP. is a New Jersey partnership of which Carl W. Dinger Jr., Carl W. Dinger III and Jeffrey E. Dinger are the General Partners. The three listed beneficiaries of the trusts are the children of Carl W. Dinger III, with the trustees being Carl W. Dinger III, Jeffrey E. Dinger, and Brenda L. Dinger.

b.) The principal address of each person or entity in the group is as follows:

		Carl W. Dinger III
		7 Lake Trail West
		Morristown, NJ 07960

		Jeffrey E. Dinger
		4 Fox Hollow Road
		Morristown, NJ 07960

		Carl W. Dinger, Jr.
		55 Loantaka Lane North
		Morristown, NJ 07960

		Carousel World LP
		P.O. Box 150
		Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, Principal business and address of any corporation or other
Organization in which such employment is conducted;

Carl W. Dinger III - Consultant/Officer of Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

Jeffrey E, Dinger - Investments/Officer of Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

Carl W. Dinger, Jr. - Retired/Officer Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.)	Mr. Carl W. Dinger III, Mr. Jeffrey E. Dinger and Mr.
Carl W. Dinger, Jr. are all citizens of the United States.
Carousel Art Incorporated is incorporated in the State of New Jersey.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in two accounts, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.		PURPOSE OF THE TRANSACTION

This 13D amendment is being filed pursuant to the Dinger Group's change in position with respect to Foodarama Supermarkets Inc. Carl W. Dinger III of the filing Group has had ongoing discussions with Foodarama's Management. Subsequent to a recent meeting the concept of buying out the Dinger Group's entire position in the issuer was discussed. Ultimately an agreement was reached on April 2nd, 2002 whereby the Company has agreed to repurchase the Dinger Group's entire holdings in Foodarama Supermarkets for $44.50 per share. Consequently, the Dinger Group will own no shares in the Company.




ITEM 5.		INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10K for the quarter ending 02/02/02, the issuer had 1,073,927 common shares outstanding as of March 8, 2002. The reporting persons forming the group own an aggregate of 78,466 common shares representing 7.3% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

			Carl W. Dinger III	56,100
			Jeffrey E. Dinger	10,900
			Carl W. Dinger, Jr.	 5,500
			Carousel Art Inc.	 1,500
			Ashley E. Dinger Trust*    407
			Shelby C. Dinger Trust*	   759
			Caleigh N. Dinger Trust*   100
			Dinger Marital Trust	 1,800
			Charlotte Dinger Trust	 1,400
				Total		78,466



*Children of Carl W. Dinger III, Carl W. Dinger III and
Jeffrey E. Dinger and Brenda L. Dinger are trustees.

b.) Each individual retains voting control over their respective holdings with the exception of the trusts. The trust shares are voted by the trustees, Carl W. Dinger III, Jeffrey E. Dinger and Brenda L. Dinger.

c.) Transactions over that past sixty days are as follows, (all purchases):

		1. Carl W. Dinger III:

			Date		Shares		Price

			2/27/02		200	       $35.75
			3/01/02		200		36.25
			3/06/02		100		38.00
			3/06/02		200		38.50
			3/07/02		100		39.50
			3/07/02		100		40.00
			3/08/02		300		40.50
			3/11/02		100		41.25
			3/12/02		100		41.50
			3/13/02		300		42.25

		2. Charlotte Dinger Trust

			Date		Shares		Price

			3/04/02		200	       $37.00
			3/07/02		500		40.20
			3/08/02		400		40.25
			3/08/02		200		40.50
			3/14/02		100		42.25




d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.


ITEM 6. 	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting
Persons, or between the Reporting Persons and any other
Person, with respect to the securities of the Issuer.

ITEM 7.		MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 2, 2002
_____________________________________________________________
DATE

Carl W. Dinger III, individually, as trustee, and as General
Partner of Carousel World LP.
_____________________________________________________________
SIGNATURE

Jeffrey E. Dinger, individually, as trustee, and as General
Partner of Carousel World LP.
_____________________________________________________________
SIGNATURE

Carl W Dinger, Jr., individually and as General Partner of
Carousel World LP.
_____________________________________________________________
SIGNATURE

Brenda L. Dinger, as trustee
_____________________________________________________________
SIGNATURE